# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Topgolf Callaway Brands Corp., CIK 0000837465
CUSIP: 131193104
Title of class of securities: COMMON STOCK, $0.01 PAR VALUE
Address of issuer's principal executive offices: 2180 RUTHERFORD RD, CARLSBAD, California (CA), 92008-8815
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 909012-24-000034
Filed by CIK 0001177244

## Reporting persons
- SHAPIRO CAPITAL MANAGEMENT LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 8,103,867; shared voting power 898,000; sole dispositive power 9,001,867; shared dispositive power 0; aggregate amount beneficially owned 9,001,867 (4.9% of the class)

## Item 1. Issuer
Name of issuer: Topgolf Callaway Brands Corp.
Address of issuer's principal executive offices: 2180 RUTHERFORD RD, CARLSBAD, CALIFORNIA 92008-8815

## Item 2. Person Filing
Name of person filing: SHAPIRO CAPITAL MANAGEMENT LLC
Address of principal business office or, if none, residence: 3060 PEACHTREE ROAD, SUITE 1555 N.W., ATLANTA, GEORGIA 30305
Citizenship: State of Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9,001,867
Percent of class: 4.90%
Sole power to vote or to direct the vote: 8,103,867
Shared power to vote or to direct the vote: 898,000
Sole power to dispose or to direct the disposition: 9,001,867
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: This Schedule 13G is being filed by Shapiro Capital Management LLC, (SCM), an investment adviser under the Investment Advisers Act of 1940, which is deemed to be the beneficial owner of 9,001,867 representing 4.9% of the Issuer's outstanding shares. One or more of Shapiro Capital Management LLC's advisory clients is the legal owner of the securities covered by this statement. Pursuant to the investment advisory agreements with its clients, Shapiro Capital Management LLC has the authority to direct the investments of its advisory clients, and consequently to authorize the disposition of the Issuer's shares. SCM's clients have the right to receive dividends and proceeds from sales from the securities it manages, however, no such client has an interest relating to more than five percent of the class to which this Schedule 13G applies.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- SHAPIRO CAPITAL MANAGEMENT LLC: Louis S. Shapiro, President (10/31/2025)